

中远投资(新加坡)有限公司
COSCO CORPORATION (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G

82 - 4033

From Secretary's Office: 6 Battery Road, #39-01
Singapore 049909

Tel No: 6221 3348 Fax No: 6221 3248

Our Ref: 100119/FT/pc

Exemption No. 33-91910



26 April 2005

By Airmail
The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

COSCO CORPORATION (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Date of Announcement	Description of Announcement
15 April 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
18 April 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
20 April 2005	Resolutions Passed at the Annual General Meeting
22 April 2005	Announcement of Q1 2005 Financial Results

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

Lawrence Kwan
Secretary

Enclosure: Announcements

c.c. Mr Ji Haisheng (Fax No. 6336 1217, letter only)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	15-Apr-2005 17:20:43
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 14-04-2005
2. Name of Director * — Ye Binlin
3. Please tick one or more appropriate box(es): *
   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 13-04-2005
2. Name of Registered Holder — Ye Binlin
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	500,000
As a percentage of issued share capital	0.05 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.01 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.82
No. of Shares held after the change	400,000
As a percentage of issued share capital	0.04 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	500,000	0

No. of shares held after the change	400,000	0
As a percentage of issued share capital	0.04 %	0 %

Footnotes

Mr Ye Binlin is an alternate director of the Company.

Attachments:

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ye Binlin
Designation *	Alternate Director
Date & Time of Broadcast	18-Apr-2005 18:42:51
Announcement No.	00084

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 18-04-2005
2. Name of Director * — He Gang
3. Please tick one or more appropriate box(es): *
   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 14-04-2005
2. Name of Registered Holder — He Gang
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	70,000
As a percentage of issued share capital	0.006 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.20
No. of Shares held after the change	70,000
As a percentage of issued share capital	0.006 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0

As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	70,000	0
As a percentage of issued share capital	0.006 %	0 %

Footnotes

Mr He Gang is a director of the following subsidiaries:

1. COS Orchid Shipping Pte. Ltd.
2. COS Prosperity Shipping Pte. Ltd.
3. COS Knight Shipping Inc
4. COS Lucky Shipping Inc
5. Hanbo Shipping Ltd
6. Sanbo Shipping Ltd

Attachments:

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	20-Apr-2005 17:36:08
Announcement No.	00044

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Resolutions passed at the Annual General Meeting
Description	
Attachments:	 AGM.pdf Total size = **215K** (2048K size limit recommended)

COSCO CORPORATION (SINGAPORE) LIMITED (Registration No. 196100159G)

SINGAPORE

Resolutions passed at the Annual General Meeting

The Board of Directors of Cosco Corporation (Singapore) Limited ("the Company") wishes to announce pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that **all the resolutions** as set out in the Notice of Annual General Meeting dated 5 April 2005 and put to the meeting as ordinary business and special business, were passed by the shareholders of the Company at the Annual General Meeting held on 20 April 2005.

Statements pursuant to Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Mdm Sun Yueying has been re-appointed as member of the Audit Committee upon her re-election as a director of the Company. Mdm Sun is considered by the Board of Directors to be non-independent.

Mr Tom Yee Lat Shing has been re-appointed the Chairman of the Audit Committee and a member of the Nominating and Remuneration Committees upon his re-election as a director of the Company. Mr Yee is considered by the Board of Directors to be independent.

Submitted by Mr Ji Haisheng, President on 20/04/2005 to the SGX

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director.
Date & Time of Broadcast	22-Apr-2005 17:56:01
Announcement No.	00103

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Q1 2005 Financial Results
Description	The Company will be announcing its unaudited financial statement for the First Quarter ended 31 March 2005 on Tuesday, 3 May 2005. The Company will hold a briefing for analysts and the media at the Hullet Room (Level 4), Raffles City Convention Centre, 2 Stamford Road, Singapore 178882, on the same day at 5.30pm.
Attachments:	Total size = **0** (2048K size limit recommended)

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